Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Penn West Petroleum Ltd.

We consent to the use of our audit report dated March 15, 2012, on the financial statements of Penn West Petroleum Ltd., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2011 and 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, and our audit report dated March 15, 2012 on the effectiveness of internal control over financial reporting which are included herein.

We also consent to incorporation by reference of the above mentioned audit reports in Penn West Petroleum Ltd.’s Registration Statement (No. 333-171675) on Form F-3.

/s/ KPMG LLP
Chartered Accountants

Calgary, Canada

March 15, 2012